BB

U
SECURITIES AN
Wasl

SEC
Mail Processing
Section
MAY 29 2008
Washington, DC
101

08031891

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/1/07 (MM/DD/YY) AND ENDING 3/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McNally Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1115 Tranquil Trail Drive
(No. and Street)

San Antonio (City) Texas (State) 78232-5185 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McNally (210) 545-7080
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive Suite 400 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David McNally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McNally Financial Services Corporation, as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

REBECCA GUIDO VIZCAY
Notary Public, State of Texas
My Commission Expires 10-30-2011

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

MCNALLY FINANCIAL SERVICES CORPORATION

Financial Statements
March 31, 2008

(With Independent Auditors' Report Thereon)

MCNALLY FINANCIAL SERVICES CORPORATION
Index to Financial Statements and Supplemental Schedule
March 31, 2008

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
McNally Financial Services Corporation:

We have audited the accompanying statement of financial condition of McNally Financial Services Corporation as of March 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McNally Financial Services Corporation as of March 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 15, 2008

MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Financial Condition

March 31, 2008

ASSETS

Cash	$	109,331
Receivable from brokers		1,020
Clearing deposit		25,000
Securities owned, at market value		59,495
Fixed assets, net		9,574
Other assets		145
TOTAL ASSETS	$	204,565

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	31,874
Deferred tax liability		4,143
Federal income tax payable		8,262
Total liabilities		44,279
Stockholder's Equity		
Common stock, voting, 2,000 shares authorized, $.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		104,411
Retained earnings		55,865
Total stockholder's equity		160,286
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	204,565

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Operations

For the Year Ended March 31, 2008

REVENUES		
Securities commissions	$	643,136
Insurance commissions		69,019
Trading profit		2,335
Interest and other income		29,464
Total revenues		743,954
EXPENSES		
Commission expense		370,606
Payroll expenses		211,949
Professional fees		14,381
Regulatory fees		6,163
Advertising		3,972
Depreciation		2,602
Insurance		2,702
Clearinghouse fees		1,060
Other expenses		60,224
Total expenses		673,659
INCOME BEFORE INCOME TAXES		70,295
Income tax expense		10,740
NET INCOME	$	59,555

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances at March 31, 2007	$ 10	104,411	(3,690)	$ 100,731
Net income	-	-	59,555	59,555
Balances at March 31, 2008	$ 10	104,411	55,865	$ 160,286

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Cash Flows

For the Year Ended March 31, 2008

Cash flows from operating activities:		
Net income	$	59,555
Adjustments to reconcile net income to		
net cash used in operating activities:		
Depreciation expense		2,602
Deferred tax expense		2,734
Change in assets and liabilities		
Federal income tax payable		8,262
Receivable from clearing broker-dealer		290
Securities owned, at market value		6,568
Other assets		197
Accrued expenses and other liabilities		20,226
Net cash provided by operating activities		100,434
Cash flows from investing activities:		
Purchase of fixed assets		(12,055)
Net cash used in investing activities		(12,055)
Cash flows from financing activities:		-
Net increase in cash		88,379
Cash at beginning of year		20,952
Cash at end of year	$	109,331

Supplemental Disclosures of Cash Flow Information:

Interest paid	$	60
Income taxes paid	$	266

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

McNally Financial Services Corporation (Company) was incorporated in the State of Texas on April 11, 2002 and became a registered broker/dealer with the Securities and Exchange Commission (SEC) in September 2002 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. The Company's cash balances occassionally exceed federally insured limits of $100,000 during the year. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Note 2 - Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets. Company policy is to capitalize all fixed assets with an original purchase price in excess of $500. Depreciation charged to operations amounted to $2,602 for year ended March 31, 2008.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A tax law change in Texas became effective for the Company's year ended March 31, 2008. Under the new tax law, the franchise tax is based on taxable margin and is computed on total gross revenues reduced by the greatest of three defined amounts, rather than being based on federal taxable income. For the year ended March 31, 2008, the Company had no tax due under the Texas franchise tax.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2008, the Company had net capital in excess of minimum requirements and net capital requirements of $90,623 and $50,000, respectively. The Company's net capital ratio was .23 to 1 at March 31, 2008.

Note 4 - Income Taxes

Current		
Federal	$	10,996
Adjustment to estimate of franchise tax		(256)
Total federal and state income tax expense		10,740
Deferred		
Taxable temporary differences		(2,734)
Total deferred tax liabilities		(2,734)
Total income tax payable		
Federal		8,262
State		-
Total income tax payable	$	8,262

The tax effect of taxable temporary differences that give rise to long-term net deferred tax liabilities at March 31, 2008 are as follows:

Long-term portion of deferred tax liabilities:		
Depreciation on property and equipment	$	(4,143)
Long-term deferred tax liabilities	$	(4,143)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Note 5 - Commitments and Contingencies

Litigation
The Company is subject to various claims and legal actions arising in the ordinary course of business. At March 31, 2008, the Company was not involved in any litigation or active legal actions.

Clearing Agreement
Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Schedule I

MCNALLY FINANCIAL SERVICES CORPORATION

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2008

Total stockholder's equity qualified for net capital	$	160,286
Deductions and/or charges		
Non-allowable assets:		
Fixed assets		9,574
Other assets		1,165
Total deductions and/or charges		10,739
Net capital before haircuts on securities		149,547
Haircuts on securities		8,924
Net capital		140,623
Aggregate indebtedness		
Accured expense and other liabilities		31,874
Total aggregate indebtedness		31,874
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)		50,000
Net capital in excess of minimum requirement		90,623
Ratio of aggregate indebtedness to net capital		0.23 to 1
Reconciliation with company's computation (included in part II of Form X-17A-5 as of March 31, 2008)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		179,033
Non-allowable credits:		
Accounts payable		(3,560)
Other liabilities		(12,163)
Fixed assets		(2,847)
Non-allowable debits:		
Other assets		65
Net capital per above	$	160,528

See notes to financial statements and independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of
McNally Financial Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of McNally Financial Services Corporation (the Company), as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

May 15, 2008
Austin, Texas

END